Exhibit 99.6

PRESS RELEASE

Long term LNG sales in Türkiye: TotalEnergies will supply 1.1 million tons per year to BOTAŞ for 10 years

Paris, September 18, 2024 – In line with its strategy to grow its long-term liquefied natural gas (LNG) sales, TotalEnergies announces the signing of a Heads of Agreement (HoA) with BOTAŞ for the delivery of 1.1 million tons of LNG per year for ten years starting from 2027.

This agreement allows TotalEnergies to strengthen a long-term presence in the Turkish LNG market. Natural gas plays a crucial role as a transition energy, addressing the intermittency of renewable energy sources and reducing emissions by replacing coal in electricity generation.

“We are pleased to initiate a new long-term collaboration with BOTAŞ, a key partner for the Company in Türkiye. This agreement enables us to secure long-term sales and reduce our exposure to spot market gas price fluctuations,” said Gregory Joffroy, Senior Vice President, LNG at TotalEnergies.

***

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).